Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

IM Cannabis Corp. (the “Company”) Kibbutz Glil Yam
Central District 4690500 Israel

Item 2: Date of Material Change

September 19, 2023.

Item 3: News Release

A news release was issued by the Company via Newswire on September 19, 2023, and filed on SEDAR+

at www.sedarplus.ca, a copy of which is attached hereto as Schedule “A”.

Item 4: Summary of Material Change

The Company announced that Itay Vago, the Company's Chief Financial Officer, has decided to leave the Company for personal reasons. Current plans call for Mr. Vago to continue to serve as CFO until the publication of the Q3 2023 results.

Item 5.1: Full Description of Material Change

Please see the attached news release for a full description of the material change, a copy of which is attached hereto as Schedule “A”.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

Michal Lebovitz Corporate Secretary Phone: +972-54-2815033

Email: michal.l@imcannabis.com

Item 9: Date of Report

September 29, 2023.

SCHEDULE “A”

IM Cannabis Announces CFO Departure

TORONTO and GLIL YAM, lsrael, Sept. 19, 2023 /CNW/ -- IM Cannabis Corp. (CSE: IMCC) (NASDAQ: IMCC) (the "Company," "IMCannabis," or "IMC"), a leading international medical cannabis company with operations in lsrael and Germany, today announced that ltay Vago, the Company's Chief Financial Officer, has decided to leave the Company for personal reasons. Current plans call for Mr. Vago to continue to serve as CFO until the publication of the Q3 2023 results.
Oren Shuster, Chief Executive Officer of IMC, said, "On behalf  of our entire team, I would like to thank ltay for his commitment and contribution to IMC. Since joining IMC a year ago, Itay has been a valuable member of our management team and we wish him well in his future endeavors."

"lt has been a great pleasure to serve first as Finance Director of IMC Holdings Ltd and then as the Company's Chief Financial Officer over the past year," said ltay Vago. "I have the highest confidence in the Company, and i am grateful to have had the opportunity to work with one of the most dedicated teams in the cannabis industry."

The Company has commenced a formal search for a new Chief Financial Officer and Mr. Vago is anticipated to support the transition through the publication of the Q3 2023 results.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in lsrael and Germany, two of the largest medical cannabis markets. The Company has recently exited operations in Canada to pivot its focus and resources to achieve sustainable and profitable growth in its highest value markets, lsrael and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in lsrael through its commercial relationship with Focus Medical Herbs Ltd., which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in lsrael that enable the safe delivery and quality control of IMC products throughout the entire value chain. ln Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis  patients. Until recently, the Company also actively operated in Canada through Trichome Financial Corp and its wholly owned subsidiaries, where it cultivated, processed, packaged, and sold premium and ultra-premium cannabis at its own facilities under the WAGNERS and Highland Grow brands for the adult-use market in Canada. The Company has exited operations in Canada and considers these operations discontinued.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). AII information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always , identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. ln the press release, such forward-looking statements include, but are not limited to, statements relating to statements relating to compliance with the CSE and Nasdaq's continued listing requirements, and timing and effect thereof and the potential for an extension to regain compliance; the Company leaving the Canadian cannabis market to focus on lsrael, Germany and Europe; the restructuring and sale of Trichome under CCM Proceedings; and the Company's search for a new CFO and the timeline stated.

Forward-looking information in this press release are based on certain assumptions and expected future events, namely: the Company having the ability to maintain CSE and Nasdaq's continued listing requirements, and timing and effect thereof and the potential for an extension to regain compliance; the Company having the ability to carry out its plans of leaving the Canadian cannabis market to focus on lsrael, Germany and Europe as stated; the Company having the ability to complete the restructuring and sale of Trichome under CCM Proceedings; and the Company having the ability to complete its search for a new CFO and the timeline stated.

Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates ; the Company's inability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses;  the Company's  inability to carry out its plans of leaving the Canadian cannabis market to focus on lsrael, Germany and Europe as stated; the Company's inability to complete the restructuring and sale of Trichome under CCM Proceedings; and the Company's inability to complete its search for a new CFO and the timeline stated.

Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made.

The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. lnvestors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Logo - https://mma.prnewswire.com/media/1742228/IM Cannabis Logo.jpg

Company Contacts:

Anna Taranko, Director lnvestor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, CEO
IM Cannabis Corp.
info@imcannabis.com

View original content:
https://www.prnewswire.corn/news-releases/im-cannabis-announces-cfo-departure-301931632.html
SOURCE IM Cannabis Corp.

View original content: http://www.newsw ire.ca/en/releases/archive/September2023/19/c2730.html
%SEDAR: 00005249E
CO: IM Cannabis Corp.
CNW 07:00e 19-SEP-23